FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

Press release

Completion of the international book-building and proposed pricing for the €2.5bn capital increase of National Bank of Greece

Further to the launch of international book-building on 6 May 2014 and the public announcement on 16 April 2014 of the calling of an Extraordinary General Meeting scheduled for 10 May 2014 (“EGM”) to resolve on a share capital increase through a non pre-emptive issue of new ordinary shares (the “Equity Issue”), National Bank of Greece (“NBG” or the “Bank”) announces the successful completion of the book-building process outside of Greece to institutional and other eligible investors by way of a private placement. The Bank has placed and intends to issue 1,136,363,637 new ordinary shares, at a price of €2.20 per share, for total gross proceeds of €2,500 million. The subscription price of €2.20 per share corresponds to approximately 122% of the Bank’s tangible shareholders’ equity per share as at 31 December 2013, as adjusted for the Equity Issue. The subscription price represents a 14.7% discount to the closing price of €2.58 on the Athens Exchange on 8 May 2014.

The Equity Issue and its specific terms are subject to approval by the shareholders of the Bank.

The New Shares are expected to be listed and traded on the Athens Exchange by 20 May 2014.

Incorporating the capital actions of €1.04bn approved by the Bank of Greece and the Equity Issue, NBG would have a pro forma adjusted Core Tier 1 ratio of 18.2% and a pro forma EBA Basel III Common Equity Tier 1 ratio of 11.7% (based on CRD IV) as at 31 December 2013.

The Equity Issue presents the following additional strategic benefits for NBG:

•    Increases NBG’s private shareholder base by increasing its free float from 16% to 43%, representing a first and decisive step towards expanded private ownership;

•    Improves funding capacity, facilitating NBG’s access to debt markets on more favorable terms;

•    Reinforces NBG’s position in supporting the recovery of the Greek economy, and

•    Provides further capital flexibility, including the option to repay the €1.35bn of Greek Preference shares, when appropriate (subject to regulatory approval).

Athens, 9 May 2014

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The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an exemption from such registration.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 9th, 2014

Chief Executive Officer